299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

June 20, 2018

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Finance

Office of Transportation and Leisure

Mail Stop 3561

Washington, D.C.  20549

Re:NewBridge Global Ventures, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed May 18, 2018

File No. 333-224497

Dear Mr. McWilliams:

We are in receipt of your comment letter dated May 24, 2018, regarding the Registration Statement (“Registration Statement”) on form S-1 filed by NewBridge Global Ventures, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the second amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Registration Statement on Form S-1

General

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 1.  The 1,850,000 shares you have registered for resale exceeds one-third of the 4,204,361 shares held by non-affiliates you disclose on page 8.  Please amend your registration statement to decrease the number of GHS’s shares to be registered to no more than one-third of your public float, excluding shares beneficially owned by your affiliates.  Alternatively, please explain to us your calculation of the non-affiliate float and reconcile this with your disclosure on page 8.

We have reduced the number of the GHS shares to 1,500,000, which is 31% of the 4,815,033 shares held by non-affiliates.  In no case will GHS be allowed to purchase an amount which is more than one third of the Company’s float, excluding shares beneficially owned by affiliates.

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

The amendment No. 1 includes updated financial statements in accordance with Rule 8-08 of Regulation S-X.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.